United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick

Re:	Vintage Wine Estates, Inc. (the “Company”)
Registration Statement on Form S-3
(Registration No. 333-268062)

Dear Ms. O’Shanick,

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 4:00 p.m. on November 4, 2022 or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

VINTAGE WINE ESTATES, INC.

By:        /s/ Kristina Johnston

Name:   Kristina Johnston

Title:     Chief Financial Officer

937 Tahoe Boulevard, Suite 210, Incline Village, NV 89451

www.vintagewineestates.com